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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NEUROCHEM INC.
     April 26, 2004
                                     By:            /s/ David Skinner
                                         ---------------------------------------
                                                      David Skinner
                                                Director, Legal Affairs,
                                         General Counsel and Corporate Secretary


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                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
[LOGO (NEUROCHEM)]                             Saint-Laurent, Qc H4S 2A1 Canada
________________________________________________________________________________

                 NEUROCHEM RECEIVES FOURTH CONSECUTIVE POSITIVE
               RECOMMENDATION FROM DATA SAFETY MONITORING BOARD TO
             CONTINUE PHASE II/III CLINICAL TRIAL FOR FIBRILLEX(TM)

MONTREAL, CANADA, APRIL 26, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that its independent Data Safety Monitoring Board (DSMB) has issued a fourth unanimous recommendation to continue the Company's Phase II/III clinical trial with the orphan-product candidate Fibrillex(TM) for the treatment of Amyloid A (AA) Amyloidosis. This disorder is a serious consequence of chronic infectious and inflammatory diseases, including Rheumatoid Arthritis (RA). No specific treatment currently exists for AA Amyloidosis and patients who suffer from it have a five-year survival rate of approximately 50%. Neurochem expects to complete the clinical trial by January 2005.

"This fourth unanimous recommendation by our Data Safety Monitoring Board coupled with orphan drug status in the U.S. and Europe and the Fast Track Product designation which we recently received from the U.S. Food and Drug Administration for this product candidate, indicate how serious an unmet medical need AA Amyloidosis is," stated Denis Garceau, Ph.D., Vice President of Drug Development at Neurochem. "People who suffer from uncontrolled chronic inflammation and who do not respond well to their therapy, are at high risk of developing this disease. I am, therefore, pleased that our development program is on schedule, and that, assuming successful completion of the trial and regulatory approvals, we will be able to launch this product by the end of 2005."

Neurochem's Data Safety Monitoring Board is made up of independent medical experts who monitor and evaluate the safety of patients taking part in the Fibrillex(TM) clinical trial. The recommendation by the DSMB members was based on their recent review of the safety data from 183 patients of whom 144 have completed at least twelve months of the Phase II/III clinical study.


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ABOUT FIBRILLEX(TM)

The Phase II/III clinical trial for Fibrillex is a two-year, international, multicenter, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of Fibrillex(TM) in patients suffering from AA Amyloidosis. Neurochem has successfully completed the enrollment of 183 patients for this Phase II/III trial, which is being conducted at 27 sites located across North America, Europe and Israel. This trial is planned to end in January 2005. After two years of treatment patients are invited to participate in a two-year open-label study with Fibrillex(TM). Fibrillex(TM) has received orphan drug designation in the United States and Europe, which normally entails market exclusivity on this product candidate for seven years and ten years respectively, once it is approved. It has also received Fast Track Product designation by the U.S. Food and Drug Administration (FDA) which will make it eligible for priority reviews by the FDA.

Fibrillex(TM) is an oral product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. FibrillexTM belongs to the class of glycosaminoglycan (GAG) mimetics which has anti-amyloid properties following its binding to the AA protein and is expected to prevent AA fibril formation and the deposition of AA fibrils in organs.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including RA, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is kidney malfunction such as proteuneria. The gastrointestinal system is also frequently involved, with patients experiencing chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. Patients suffering from AA Amyloidosis have a poor prognosis with five- to 15-year survival rates of 50% and 25%, respectively. End-stage renal failure is the cause of death in 40% to 60% of cases. There is currently no specific therapy for the treatment of AA Amyloidosis.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug and a Fast Track Product candidate, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively. For additional information on Neurochem, please visit our website at: www.neurochem.com.
                -----------------

All of the statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, are forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Some examples of known risks are: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does


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business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
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Tel: (514) 337-4646
Fax: (514) 337-5339